FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities
                       Exchange Act of 1934



1. Name and Address of Reporting Person:

 Marino                           Catherine
(Last)                           (First)


26 Hampshire Drive  Hudson            NH               03051
(Street)            (City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol:


 Micronetics Wireless, Inc. / NOIZ


3. IRS or Social Security Number of Reporting Person (Voluntary):



4. Statement for Month/Year:

 June 2000

5. If Amendment, Date of Original (Month/Year):



6. Relationship of Reporting Person to Issuer (Check all applicable):

           Director

           10% Owner

   X       Officer (give title below)

           Other (Specified below)


 Vice President - Manufacturing

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

 Common Stock

 Common Stock

 Common Stock

 Common Stock

2. Transaction Date:

 June 13, 2000

 June 13, 2000

 June 13, 2000

 June 13, 2000
(Month/Day/Year)

3. Transaction Code:
   Code          V

    M

    M

    M

    G            V

4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price

 1,000             A                   $1.75

 7,500             A                   $2.125

 1,250             A                   $1.625

   800                     D           $12.25

5. Amount of Securities Beneficially Owned at End of Month:

 11,175*


6. Ownership Form-Direct (D) or Indirect (I):

     D

     D

     D

     D

7. Nature of Indirect Beneficial Ownership:



Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):


1. Title of Derivative Security:

   Common Stock

   Common Stock

   Common Stock


2. Conversion or Exercise Price of Derivative Security:

   $1.75

   $2.125

   $1.625

3. Transaction Date (Month/Day/Year):

   6/13/00

   6/13/00

   6/13/00

4. Transaction Code:
   Code          V

    M

    M

    M

5. Number of Derivative Securities Acquired (A) or Disposed of
(D):

   1,000 (D)

   7,500 (D)

   1,250 (D)

6. Date Exercisable and Expiration Date (Month/Day/Year):


  6/2/96                                  6/2/00

  1/18/97                                 11/18/01

  5/10/00                                 5/10/04
(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:

 Common Stock                        1,000

 Common Stock                        7,500

 Common Stock                        1,250
(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:



9. Number of Derivative Securities Beneficially Owned at End of
Month:

   21,625

10.Ownership Form of Derivative Security: Direct (D) or Indirect
(I):

    D

    D

    D

11. Nature of Indirect Beneficial Ownership:





Explanation of Responses:

* Includes options to purchase 21,625 shares of Common Stock of Micronetics Wireless, Inc. whether or not presently exercisable.


/s/Catherine Marino                                7/10/00
Signature of Reporting Person                       Date